

December 2, 2014

Via E-Mail

Michael J. Mies, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, CA 94301

> **Re: Forward Industries, Inc.**
> **Revised Preliminary Proxy Statement filed by Terence Bernard Wise et. al.**
> **Filed November 28, 2014**
> **File No. 001-34780**

Dear Mr. Mies:

We have reviewed your filing and have the following comments.

Background to the Solicitation, page 6

1.   Please revise the May 28, 2014 entry (page 7) to include the entire text of the certificate of amendment to the bylaws as filed under cover of Form 8-K on May 28, 2014.

Related Party Transactions, page 11

2.   Refer to your disclosure that "over the past two years, a subset of the Board (from which Howard Morgan and [Mr. Wise] have been excluded) has overseen and approved a number of transactions that we disagreed with…" Disclose whether Mr. Wise and/or Mr. Morgan approved the creation of a committee of the board and whether Mr. Wise and/or Mr. Morgan voted against each related party transaction described in this section.

3.   We reissue prior comment 3 as it relates to the bullet point captioned "Issuance of New 6% Senior Convertible Stock." Your response does not provide support for the statement that the "private placement was made without any input from or (prior notice to)" Mr. Wise or Mr. Gordon, that the issuance "constitutes a material impairment to Forward's existing shareholders" and that it was "intended only to dilute Forward's common shareholders' economic and voting power."

4.   We note your response to prior comment 3 as it related to the bullet point captioned New dilutive issuance of convertible preferred stock." Disclose that the basis for your stated beliefs is the allegations made by Mr. McKenna in his lawsuit against the company.

Michael J. Mies, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
December 2, 2014
Page 2

5.   We note your response to prior comment 5. Please tell us whether Mr. Wise or Mr. Morgan, as directors, have access to the lease agreement and related documentation besides the publicly filed documents.

Proposal No. 2, page 15

6.   We reissue prior comment 7. Please disclose at the end of each proposal in the proxy statement how unmarked proxy cards will be voted.++

Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions